UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-25049
CUSIP NUMBER
33610T-10-9

(Check one):      ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:_________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

First Place Financial Corp.

Full Name of Registrant

n/a

Former Name if Applicable

185 East Market Street

Address of Principal Executive Office (Street and Number)

Warren, Ohio  44481

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Place Financial Corp. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended June 30, 2011 (the “2011 Form 10-K”) by the September 28, 2011 due date or within the fifteen calendar day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As previously disclosed by the Company in Current Reports on Form 8-K filed with the SEC on December 7, 2010 (as amended), July 13, 2011, and September 21, 2011, the Company announced its intention to file an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “2010 Form 10-K/A”), and to restate its consolidated financial condition and results of operations as of and for the fiscal years ended June 30, 2010, June 30, 2009, and June 30, 2008.  As of the date of this Notice of Late Filing, the Company has not yet been able to file the its Quarterly Reports on Form 10-Q for the periods ended September 30, 2010, December 31, 2010, and March 31, 2011 (collectively, the “Delinquent Periodic Reports”).  As a result of the Company’s recently announced determination of the need to restate its consolidated financial statements for fiscal 2008, and considering the efforts required to complete the multiple restatements, including the identification of impaired loans, the calculation of related impairments and the computation of the general allowance for loan losses, the Company is unable to file the 2011 Form 10-K within the prescribed time period.  The Company has been and continues to work diligently to address the restatements and expects that all current and restated consolidated financial statements will be complete and the 2010 Form 10-K/A, the 2011 Form 10-K and the Delinquent Periodic Reports will be brought to a current status with the SEC by December 31, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Gifford	330	373-1221
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☐ No ☒ The Company has not yet filed its Quarterly Reports on Form 10-Q for the periods ended September 30, 2010, December 31, 2010, and March 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company’s results of operations for the fiscal year ended June 30, 2011, are still being finalized by management as a result of the Bank’s regulatory examination and the resulting loan review process being performed by a third party at the direction of management.  Consequently, the Company is not in a position to quantify any significant change in the results of operations for the fiscal year ended June 30, 2011, as compared with the fiscal year ended June 30, 2010.  While management expects to record a significant increase to the allowance over the periods of restatement, until the loan review and the analysis of the related results have been completed, the amount of the increase has been finalized, and the reporting periods impacted by the adjustment have been determined, a reasonable estimate of the Company’s results of operations for the fiscal year ended June 30, 2011, cannot be made.  Although the final amount of the adjustment to the allowance has not yet been determined, management believes that the reduction to the Company’s June 30, 2010 shareholders’ equity, as presented in the 2010 Annual Report on Form 10-K, will exceed $60 million.

For the fiscal year ended June 30, 2011, the Company anticipates that mortgage banking gains and net gains from the sales of securities will be significantly higher than the corresponding amounts reported for the fiscal year ended June 30, 2010.  The increase in mortgage banking gains reflects a higher level of mortgage banking activity, while the increase in net gains from the sales of securities is attributable to a realignment of the Company’s securities portfolio.  These improvements will be offset in part by increases in personnel expense attributable to the higher level of mortgage banking activity and professional fees associated with restatement work, and a decrease in loan servicing results driven by increases in the amortization and impairment of mortgage servicing rights.

FIRST PLACE FINANCIAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2011	By:	/s/ David W. Gifford
David W. Gifford
Chief Financial Officer